Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Winn-Dixie Stores, Inc.:

We consent to the incorporation by reference in the Registration Statement No. 333-52874 on Form S-3 and Nos. 33-42278, 33-50039, and 333-105779 on Form S-8 of Winn-Dixie Stores, Inc. of our report dated October 25, 2005, with respect to the consolidated balance sheets of Winn-Dixie Stores Inc. and subsidiaries (the Company) as of June 29, 2005 and June 30, 2004 and the related consolidated statements of operations, shareholders’ equity, and cash flows and related consolidated financial statement schedule for each of the years ended June 29, 2005, June 30, 2004 and June 25, 2003, which report appears in the June 29, 2005 Annual Report on Form 10-K of Winn-Dixie Stores, Inc. Our report dated October 25, 2005 contains explanatory paragraphs that state: As discussed in Note 1, the Company filed for reorganization under Chapter 11 of the United States Bankruptcy Code. The accompanying financial statements do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status or priority thereof; (c) as to stockholder accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, as a result of the bankruptcy filing, realization of assets and satisfaction of liabilities, without substantial adjustments and/or changes in ownership, are subject to uncertainty and raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan concerning these matters is also discussed in Note 2. The financial statements do not include adjustments that might result from the outcome of this uncertainty. Also, as discussed in Note 21, subsequent to June 29, 2005, certain of the Company’s stores were damaged due to Hurricane Katrina.

Our report dated October 25, 2005, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of June 29, 2005, expresses our opinion that Winn-Dixie Stores, Inc. did not maintain effective internal control over financial reporting as of June 29, 2005 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that: As of June 29, 2005, the Company did not have appropriate policies and procedures in place to review terms in multi-year incentive contracts in order to determine the proper application of generally accepted accounting principles. As a result of the deficiency, errors occurred in the Company’s financial statements as of and for the year ended June 29, 2005. This deficiency results in more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected.

                                    KPMG LLP

Jacksonville, Florida

October 25, 2005